UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 17, 2015

(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1519 Connecticut Ave., Suite 200, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Status of Our Public Offering Pursuant to Regulation A

As previously discussed in the Offering Circular dated November 24, 2015 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 25, 2015 (the “Offering Circular”), we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on November 25, 2015.

As of December 20, 2015, we had raised total gross offering proceeds of approximately $7.6 million (including the $200,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of 762,575 of our common shares, with additional subscriptions for an aggregate of 198,300 common shares, representing additional potential gross offering proceeds of approximately $2.0 million, that have been accepted by the Company but not settled. Assuming the settlement for all subscriptions received as of December 20, 2015, 4,059,125 of our common shares remained available for sale to the public under our Offering.

The Offering is expected to terminate on or before November 25, 2017, unless extended by our manager, Fundrise Advisors, LLC (our “Manager”), as permitted under applicable law and regulations.

Asset Acquisition

Acquisition of Preferred Equity Investment

On December 18, 2015, we entered into a subscription agreement with Sno Woodlands, LLC, a Delaware limited liability company (“Woodlands”) managed by Evergreen Housing Development Group, LLC, a Washington limited liability company (“Evergreen”), whereby we acquired $2,000,000 in Class B Units of Woodlands (the “Units”). Other than through the purchase of the Units and certain other real estate investments, we are not affiliated with either Woodlands or Evergreen.

The proceeds of the purchase of the Units are to be used by Woodlands for the refinancing of a stabilized 100-unit townhome apartment complex located at 34626 SE Swenson Drive, Snoqualmie, WA 98065 (the “Property”).

Pursuant to the Woodlands operating agreement, which was amended at closing, the Units are entitled to receive a 12% annual preferred economic return during each of the first two years after the date of the subscription agreement, a minimum of a 12.5% annual preferred economic return during years three, four and five, and a minimum of a 13% annual preferred economic return during years six and seven. It is anticipated that the preferred economic return will be paid quarterly, and, in the event such amounts are not paid, such unpaid amount shall accrue at a higher rate of preferred economic return.

It is anticipated that Woodlands will redeem the Units (for a price equal to the original purchase price plus any accrued but unpaid preferred economic return) on or before September 1, 2022. In the event that Woodlands does not redeem the Units before September 1, 2022, we have the right to force the sale of the Property or purchase the Property outright.

The principal of Evergreen has provided us with standard carve-out and springing guaranties.

Appointment of Transfer Agent

On December 17, 2015, the Manager entered into an agreement with Computershare Inc., and its wholly-owned subsidiary Computershare Trust Company, N.A. (together with Computershare, Inc., “Computershare”), whereby Computershare agreed to act as the transfer agent for the Company.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT
TRUST, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:	December 22, 2015